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DATAMIRROR QUARTERLY REPORT
SECOND QUARTER ENDED JULY 31, 2003

REPORT TO SHAREHOLDERS

OPERATIONS REVIEW

Revenue for the quarter ended July 31, 2003 ("Q2 fiscal 2004") was $14,240,000, as compared to $14,813,000 for the quarter ended July 31, 2002 ("Q2 fiscal 2003"), a decrease of 3.9%. Reported in US currency, revenue for Q2 fiscal 2004 was $10,373,000 compared to $9,604,000 for Q2 fiscal 2004, an increase of 8.0%. The GAAP net income for Q2 fiscal 2004 was $1,618,000 or $0.14 per basic and fully-diluted share compared to a net loss of $186,000 or ($0.02) per share for Q2 fiscal 2003. Cash flow from operations for Q2 fiscal 2004 was $499,000 or $0.04 per share compared to $3,535,000 or $0.31 per share in Q2 fiscal 2003. Cash, cash equivalents and short-term investments stood at $41,345,000 or $3.65 per common share outstanding at the end of the quarter.

The overall gross margin for Q2 fiscal 2004 increased to 80.8% from 78.1% for Q2 fiscal 2003. Gross margin on maintenance and services was 65.6% in Q2 fiscal 2004, as compared to 54.7% in Q2 fiscal 2003. Operating expenses for Q2 fiscal 2004 were $9,930,000 compared to $10,952,000 for Q2 fiscal 2003, a decrease of 9.3%. Total costs, including costs of revenue, were $12,662,000 for Q2 fiscal 2004, down significantly from $14,200,000 in Q2 fiscal 2003 and up slightly from $12,531,000 in the previous quarter. Total headcount was 275 at July 31, 2003 as compared to 324 at July 31, 2002 and up from 262 at the end of the previous quarter.

ACHIEVEMENTS AND MILESTONES

During the second quarter the Company added 21 new customers to our global account base, who accounted for 50% of the quarter's licence revenue. Key customer wins included: ATH Costa Rica, Chittenden Trust Company, Nelnet Inc., PSP Management AG, Rogers Communications Inc., Scottrade, Talbots, Inc., Total Fina ELF and Ziraat Bank International. Also, the Company signed a significant deal for iReflect, our Oracle 9i resiliency software, with a leading technology provider. Existing customers such as AmeriCold Logistics, Cardinal Health, Henry Schein Inc., JP Morgan Chase & Co., Office Depot and Paramount Pictures also made significant additional purchases of our software.

MANAGEMENT'S COMMENTS

"The level of profitability for the second quarter increased significantly on both a year over year and quarter over quarter basis" said Peter Cauley, DataMirror CFO. "While year over year revenue growth continues to be constrained by the robust Canadian dollar and other factors, the Company's strong business model enabled us to leverage a 7% increase in revenue over the first quarter into a 144% increase in GAAP earnings."

"New customers contributed over 50% of licence revenue in the second quarter and business profitability was excellent" commented DataMirror CEO, Nigel Stokes. "Licence revenue increased by 18% over the previous quarter and we were pleased that our new iReflect Oracle high availability product contributed 16% of licence revenue. Going forward, we continue to see early signs of business improvement in North America and expect that the key European regions will also improve in the second half of fiscal 2004."

OUTLOOK

In the third quarter of fiscal 2004, DataMirror expects to earn GAAP net income in the range of $0.14 to $0.16 per share.

NIGEL STOKES                                                                PETER CAULEY
Chairman, President and                                                      Vice President Finance and
Chief Executive Officer                                                        Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (For the three and six months ended July 31, 2003)

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this management discussion and analysis, including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this management's discussion and analysis of financial condition and results of operations or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

The following information should be read in conjunction with the unaudited Consolidated Financial Statements of DataMirror Corporation (together with its subsidiaries referred to as "DataMirror" or the "Company") for the three and six months ended July 31, 2003, as well as the Company's audited Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended January 31, 2003, contained in the Company's 2003 Annual Report to Shareholders. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

DataMirror designs, develops and markets software solutions that enable over 1,750 companies in 61 countries to integrate, protect, capture and audit their data.

The Company's comprehensive LiveBusiness solution family unlocks the experience of now by providing the instant data access, integration and resiliency companies demand today across all the computers in their business. Companies across all sectors, from manufacturing, retail, financial services and health care to government and military have invested in DataMirror solutions to help them work faster and smarter. The Company's LiveBusiness solutions enable customers to capture and integrate their data in real-time, make that data available and resilient 24 hours a day and keep the data secure by allowing them to identify and audit the changes to their databases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles which are in all material respects in accordance with accounting principles generally accepted in the United States, except as disclosed in note 20 of the audited Consolidated Financial Statements for the year ended January 31, 2003. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investments, intangible assets, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

The Company believes that the following are the critical judgement areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services.

Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers' financial condition and if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangible Assets. The Company has intangible assets related to acquired technology. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgements. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. For the three and six months ended July 31, 2003, the Company did not record an impairment charge related to intangible assets.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. For the three and six months ended July 31, 2003, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependant upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is more likely to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its net future tax assets, an adjustment to the future tax assets would be charged to income in the period such a determination were made.

RESULTS OF OPERATIONS

Revenue for the quarter ended July 31, 2003 ("Q2 fiscal 2004") was $14,240,000, as compared to $14,813,000 for the quarter ended July 31, 2002 ("Q2 fiscal 2003"), a decrease of 3.9%. Reported in US currency, revenue for Q2 fiscal 2004 was $10,373,000 compared to $9,604,000 for Q2 fiscal 2004, an increase of 8.0%. The GAAP net income for Q2 fiscal 2004 was $1,618,000 or $0.14 per basic and fully-diluted share compared to a net loss of $186,000 or ($0.02) per share for Q2 fiscal 2003. Cash flow from operations for Q2 fiscal 2004 was $499,000 or $0.04 per share compared to $3,535,000 or $0.31 per share in Q2 fiscal 2003. Cash, cash equivalents and short-term investments stood at $41,345,000 or $3.65 per common share outstanding at the end of the quarter.

The overall gross margin for Q2 fiscal 2004 increased to 80.8% from 78.1% for Q2 fiscal 2003. Gross margin on maintenance and services was 65.6% in Q2 fiscal 2004, as compared to 54.7% in Q2 fiscal 2003. Operating expenses for Q2 fiscal 2004 were $9,930,000 compared to $10,952,000 for Q2 fiscal 2003, a decrease of 9.3%. Total costs, including costs of revenue, were $12,662,000 for Q2 fiscal 2004, down significantly from $14,200,000 in Q2 fiscal 2003 and up slightly from $12,531,000 in the previous quarter. Total headcount was 275 at July 31, 2003 as compared to 324 at July 31, 2002 and up from 262 at the end of the previous quarter.

Revenue for the six months ended July 31, 2003 was $27,560,000, as compared to $28,955,000 for the six months ended July 31, 2002, a decrease of 4.8%. Reported in US currency, revenue for the six months ended July 31, 2003 was $19,367,000 compared to $18,509,000 for the six months ended July 31, 2002, an increase of 4.6%. The GAAP net income for the six months ended July 31, 2003 was $2,281,000 or $0.20 per basic and fully diluted share, as compared to a net loss of $1,133,000 or ($0.10) per share for the six months ended July 31, 2002.

REVENUE

Licence. Licence revenue in Q2 fiscal 2004 was $6,472,000 compared to $7,799,000 in Q2 fiscal 2003, a decrease of 17.0%. The decrease in licence revenue was largely attributable to several factors including the strengthening of the Canadian currency and the effects of global political events on the North American, European and Middle East markets.

Licence revenue for the six months ended July 31, 2003 was $11,950,000 compared to $14,903,000 for the six months ended July 31, 2002, a decrease of 19.8% for the same reasons cited for Q2 fiscal 2004.

Maintenance. Maintenance revenue in Q2 fiscal 2004 was $6,261,000 compared to $5,664,000 in Q2 fiscal 2003, an increase of 10.5%. This increase was a result of maintenance revenue generated by additional licence sales since the end of Q2 fiscal 2003 and the renewal of maintenance and support contracts for licence sales completed in prior periods, offset by the effects of the stronger Canadian currency.

Maintenance revenue for the six months ended July 31, 2003 was $12,836,000 compared to $11,226,000 for the six months ended July 31, 2002, an increase of 14.3% for the same reasons cited for Q2 fiscal 2004.

Services. Services revenue in Q2 fiscal 2004 was $1,507,000 compared to $1,350,000 in Q2 fiscal 2003, an increase of 11.6%. This increase was due to increased revenue associated with the Company's contract with Bell Canada, offset by the effects of the stronger Canadian currency.

Services revenue for the six months ended July 31, 2003 was $2,774,000 compared to $2,826,000 for the six months ended July 31, 2002, a decrease of 1.8%, with the increase in Q2 fiscal 2004 being offset by a decrease in Q1 fiscal 2004 caused by the strong Canadian currency.

COST OF REVENUE

Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For Q2 fiscal 2004, costs of licence revenue were $56,000 (0.9% of licence revenue) relatively unchanged from $70,000 (0.9% of licence revenue) for Q2 fiscal 2003.

Cost of licence revenue for the six months ended July 31, 2003 were $107,000 (0.9% of licence revenue) relatively unchanged from $127,000 (0.9% of licence revenue) for the six months ended July 31, 2002.

Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For Q2 fiscal 2004, costs of maintenance and service revenue were $2,676,000 (34.4% of maintenance and service revenue) compared to $3,178,000 (44.8% of maintenance and service revenue) for Q2 fiscal 2003. The gross margin on maintenance and service revenue improved as the Company continued to realize economies of scale in the cost of providing support to its growing customer base.

Costs of maintenance and service revenue for the six months ended July 31, 2003 were $5,388,000 (34.5% of maintenance and service revenue) compared to $6,297,000 (45.3% of maintenance and service revenue)for the six months ended July 31, 2002. This increase in gross margin is attributable to the same reason cited for the margin improvement in Q2 fiscal 2004.

OPERATING EXPENSES

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For Q2 fiscal 2004, these expenses totalled $4,717,000 (33.1% of revenue) down significantly from $5,216,000 (35.2% of revenue) for Q1 fiscal 2003. The decrease is due primarily to reduced travel and trade show related expenditures and a reduction of headcount in this area, as well as a decrease caused by the impact of the stronger Canadian currency on the Company's US and European expenses. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

Selling and marketing expenses for the six months ended July 31, 2003 were $9,423,000 (34.2% of revenue) compared to $10,663,000 (36.8% of revenue) for the six months ended July 31, 2002. This decrease is attributable to the same reasons cited for the decrease in Q2 fiscal 2004.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $2,408,000 (16.9% of revenue) for Q2 fiscal 2004 down slightly from $2,819,000 (19.0% of revenue) for Q2 fiscal 2003 due mainly to a reduction in headcount in research and development.

Research and development expenses for the six months ended July 31, 2003 were $4,896,000 (17.8% of revenue) compared to $5,438,000 (18.8% of revenue) for the six months ended July 31, 2002. This decrease is attributable to the same reason cited for the decrease in Q2 fiscal 2004.

General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For Q2 fiscal 2004, general and administration expenses were $2,037,000 (14.3% of revenue) compared to $2,232,000 (15.1% of revenue) for Q2 fiscal 2003, a decrease of 8.7%. The Company initiated a series of cost saving measures during fiscal 2004 with the goal of increasing operating profitability which, combined with a reduction in overhead expenses as a result of the headcount reductions and the impact of the stronger Canadian currency on the Company's US and European expenses, resulted in this reduction.

General and administration expenses for the six months ended July 31, 2003 were $3,843,000 (13.9% of revenue) compared to $4,501,000 (15.5% of revenue) for the six months ended July 31, 2002. This decrease is attributable to the same reasons cited for the decrease in Q2 fiscal 2004.

Amortization of Intangibles. For Q2 fiscal 2004, amortization of intangibles was $768,000 compared to $685,000 for Q1 fiscal 2003. The increase of $83,000 is due to additional amortization of technology acquired subsequent to Q2 fiscal 2003.

For the six months ended July 31, 2003, amortization of intangibles was $1,536,000 compared to $1,370,000 for the six months ended July 31, 2002. This decrease is attributable to the same reasons cited for the decrease in Q2 fiscal 2004.

INVESTMENT INCOME, NET

Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In Q2 fiscal 2004, net investment income was $346,000 compared to $102,000 in Q2 fiscal 2003. This increase is primarily due to an increase in invested cash balances resulting from positive cash flow from operations since the end of Q2 fiscal 2003 as well as the negative impact setting aside funds for the Idion acquisition had on investment income in Q2 2003.

For the six months ended July 31, 2003, net investment income was $603,000 compared to $243,000 for the six months ended July 31, 2002. This increase is attributable to the same reasons cited for the increase in Q2 fiscal 2004.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and bankers acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently our future investment income may fall short of expectations due to changes in short-term interest rates.

OTHER INCOME

Other income consists of funds received in consideration of cancellation of an offer to acquire by the target company. There were no such funds received in Q2 fiscal 2003.

LOSSES FROM INVESTMENT IN POINTBASE

The equity loss from the Company's investment in PointBase was nil in Q2 fiscal 2004 compared to $611,000 in Q2 fiscal 2003. The decrease was due to the investment in PointBase having been written off at October 31, 2002. No further equity losses will be recorded. Should the Company be successful in selling its ownership position in PointBase, a one-time gain on sale will be recognized at that time.

For the six months ended July 31, 2003, the equity loss from the Company's investment in PointBase was nil compared to a loss of $1,510,000 for the six months ended July 31, 2002. This decrease is attributable to the same reasons cited for the decrease in Q2 fiscal 2004.

INCOME TAX EXPENSE

During Q2 fiscal 2004, the Company recorded an income tax provision of $585,000 as compared to a provision of $290,000 in Q2 fiscal 2003.

For the six months ended July 31, 2003, the Company recorded an income tax provision of $968,000 as compared to a provision of $425,000 for the six months ended July 31, 2002.

The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for the three and six months ended July 31, 2003 was 36.6% as compared to 38.6% for the same periods the previous fiscal year. The decrease in the combined rate is due to the announced reduction in the federal and provincial tax rates coming into effect during the year.

The income tax provision is different than expected due to a combination of factors including: the equity loss and write-off of PointBase being non-deductible for tax purposes, other income being non-taxable, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

ACQUISITIONS AND INVESTMENTS

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At July 31, 2003, the Company owned approximately 43,568,000 or 38.5% of Idion's outstanding common shares acquired at a cost of $9,817,000. The ownership of 1,119,000 shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the Disputed Shares to the broker for the original consideration of approximately $312,000. The cost of these shares had previously been included in the investment on the Company's balance sheet.

Should the Company decide to liquidate its investment in Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and subject to foreign exchange and other risks associated with investments in JSE listed companies. Under South African securities regulations, the Company may acquire an additional 5% of Idion's common shares over the one-year period starting July 5, 2002, and subsequent to that one-year period, may launch a new take-over bid. If the Company is ultimately successful in completing the transaction, there are factors which may impact the acquisition. These factors include, but are not limited to, the following: risks involved in the completion and integration of the acquisition, expected cost savings from the acquisition may not be fully realized or realized within the expected timeframe, revenue of the combined company may be lower than expected, the possibility of technical, logistical or planning issues in connection with deployments, costs or difficulties related to obtaining regulatory approvals for completing the acquisition, costs or difficulties related to integration of the companies following the acquisition may be greater than expected and legislative or regulatory changes may adversely affect the businesses in which the companies are engaged.

The investment in Idion is accounted for using the cost method, as the Company does not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. On July 31, 2003, shares of Idion were trading at approximately Cdn. $0.34 per share, which would indicate a market value of $15,002,000 for the Company's investment at that date. If a decline in market value is determined to be other than a temporary decline in value, the Company will be required to write-down its investment in Idion. During its latest fiscal period, the six months ended June 30, 2003, Idion incurred a net loss of approximately U.S. $904,000.

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing enterprise application integration products with offices in Redwood Shores, California and London, England. The acquisition has been accounted for under the purchase method, and the results of the continuing operations of the Constellar business acquired by DataMirror are included from the date of acquisition. A total of U.S. $5 million in payments relating to the Constellar acquisition were deferred over 3 years, with U.S. $ 3 million of these payments being contingent on revenues realized by DataMirror from the acquired business over the three years beginning September 1, 2000. Payments of U.S. $1 million each were made in October 2001 and October 2002 in consideration of the fixed portion of this obligation. In November 2001, a payment of $724,000 was made in payment of $856,000 of contingent consideration for the year ended August 31, 2001 less a holdback of $132,000 related to assets which were not realized. No payment of contingent consideration is due in respect of the year ended August 31, 2002.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares.

As at July 31, 2003 the Company had cash, cash equivalents and short-term investments of $41,345,000, compared to $33,456,000 at the end of Q2 fiscal 2003 and $38,827,000 at January 31, 2003. The increase in cash, cash equivalents and short-term investments was primarily due to increased cash flow from operations. For Q1 fiscal 2004, cash flow from operations was $499,000, compared to $3,535,000 over Q2 fiscal 2003 due to a significant increase in operating profits offset by a decrease in the rate of collections of accounts receivable, which resulted in a increase in days sales outstanding to 57 at July 31, 2003 from 51 at the end of the first quarter of fiscal 2004. The Company's investing activities consisted primarily of purchases of capital assets and the purchase of shares of Idion. During Q2 fiscal 2004, capital expenditures of $388,000 ($387,000 in Q2 fiscal 2003) were financed internally. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. Financing activities during the quarter included capital lease payments and share capital transactions. During the Q2 fiscal 2004 the Company used $1,558,000 ($816,000 in Q2 fiscal 2003) in cash to repurchase 138,700 (88,000 in Q2 fiscal 2003) of its common shares under a normal course issuer bid and raised an additional $221,000 ($67,000 in Q2 fiscal 2003) through the issuance of common shares pursuant to the Company's stock option plans.

The Company has available short-term bank credit facilities amounting to approximately $3,339,000. At July 31, 2003 there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially if the Company is successful in its take-over bid for Idion or in the event the Company makes other significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

NEW ACCOUNTING RECOMMENDATIONS

During 2002, the Financial Accounting Standards Board ("FASB") adopted two new accounting recommendations which may have an impact on the Company's future financial statements. The Company will adopt each of these recommendations as of February 1, 2003 and does not anticipate any material adverse effect to result from such adoption.

In June 2002, FASB introduced Statement of Financial Accounting Standard ("SFAS") 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Prior to SFAS 146, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002.

In December 2002, FASB introduced SFAS 148, amending SFAS 123, to provide alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has adopted this standard and determined it has no impact on its U.S. GAAP financial information.

In November 2001, the Accounting Standards Board ("AcSB") approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. The Company has not yet determined the impact, if any, of these new guidelines.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect or may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company's latest Annual Information Form and its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2003 contained in the Company's 2003 Annual Report to Shareholders, and all of such risks and uncertainties.

CONSOLIDATED BALANCE SHEETS
(Thousands of CDN$)
	July 31,	January 31,
	2003	2003
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$41,345	$13,025
Short-term investments	0	25,802
Accounts receivable	8,820	12,455
Prepaid expenses	1,689	1,618
Future tax assets	2,247	2,578
	54,101	55,478
CAPITAL ASSETS	3,773	3,931
INVESTMENT TAX CREDITS RECOVERABLE	1,223	1,664
INVESTMENTS	9,817	9,768
INTANGIBLES	5,850	7,388
GOODWILL	3,118	3,118
	$77,882	$81,347

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$4,175	$5,120
Deferred revenue	16,368	18,137
Income taxes payable	548	993
Current portion of capital lease obligations	58	89
	21,149	24,339
FUTURE INCOME TAXES	822	1,505
CAPITAL LEASE OBLIGATIONS	0	33
	21,971	25,877
SHAREHOLDERS' EQUITY
Share capital
Common Shares
(July 31, 2003 - 11,323,196, January 31, 2003 - 11,461,142)	63,916	64,637
Deficit	(7,507)	(8,669)
Cumulative translation adjustment	(498)	(498)
	55,911	55,470
	$77,882	$81,347

See accompanying notes

On behalf of the board:

Nigel Stokes                                                                       Donald Lenz
Director                                                                             Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Thousands of CDN$, except per share data - unaudited)
	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2003	2002	2003	2002
REVENUE
Licence	$6,472	$7,799	$11,950	$14,903
Maintenance	6,261	5,664	12,836	11,226
Services	1,507	1,350	2,774	2,826
	14,240	14,813	27,560	28,955
COST OF REVENUE
Licence	56	70	107	127
Maintenance and services	2,676	3,178	5,388	6,297
	2,732	3,248	5,495	6,424
GROSS MARGIN	11,508	11,565	22,065	22,531
OPERATING EXPENSES
Selling and marketing	4,717	5,216	9,432	10,663
Research and development	2,408	2,819	4,896	5,438
General and administration	2,037	2,232	3,843	4,501
Amortization of intangibles	768	685	1,536	1,370
	9,930	10,952	19,698	21,972
OPERATING INCOME	1,578	613	2,367	559
INVESTMENT INCOME	346	102	603	243
OTHER INCOME	279	0	279	0
EQUITY LOSS FROM INVESTMENT
IN POINTBASE, INC.	0	(611)	0	(1,510)
INCOME (LOSS) BEFORE INCOME TAXES	2,203	104	3,249	(708)
INCOME TAX EXPENSE	585	290	968	425
NET INCOME (LOSS)	$1,618	$(186)	$2,281	$(1,133)
EARNINGS (LOSS) PER SHARE
Basic	$0.14	$(0.02)	$0.20	$(0.10)
Fully diluted	$0.14	$(0.02)	$0.20	$(0.10)
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (000'S)
Basic	11,394	11,434	11,418	11,445
Fully diluted	11,543	11,434	11,601	11,445

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of CDN$ - unaudited)
	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2003	2002	2003	2002
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income (loss)	$1,618	$(186)	$2,281	$(1,133)
Add (deduct) items not affecting cash:
Amortization of capital assets	346	477	680	907
Amortization of intangibles	768	685	1,536	1,370
Other Income	(279)	0	(279)	0
Loss from investment in PointBase, Inc.	0	611	0	1,510
Future income taxes	(150)	16	(352)	(52)
Investment tax credits	476	0	441	113
Non-cash operating expense	13	38	32	76
Non-cash interest expense	0	30	0	60
Non-cash foreign exchange loss	0	14	0	45
	2,792	1,685	4,339	2,896
Changes in non-cash working capital balances	(2,293)	1,850	404	4,471
	499	3,535	4,743	7,367
INVESTING ACTIVITIES
Capital asset additions	(388)	(387)	(522)	(889)
Sale of short-term investments	0	9	25,802	27,422
Investment in Idion	44	(8,263)	(49)	(8,617)
Acquisition of technology	0	0	(30)	0
Other income	279	0	279	0
	(65)	(8,650)	25,480	17,916
FINANCING ACTIVITIES
Capital lease payments	(24)	(37)	(64)	(70)
Issuance of share capital	221	67	380	273
Repurchase of share capital	(1,558)	(816)	(2,219)	(1,103)
	(1,361)	(786)	(1,903)	(900)
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(927)	(5,901)	28,320	24,383
CASH AND CASH EQUIVALENTS
Beginning of period	42,272	39,357	13,025	9,073
End of period	$41,345	$33,456	$41,345	$33,456

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three and Six months ended July 31, 2003 (unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, consistent with those used and described in the Company's audited consolidated financial statements and notes for the year ended January 31, 2003. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended January 31, 2003.

2. INVESTMENTS

The investments are as follows:
	2003	2002
Idion Technology Holdings Limited	$9,817	$9,438
PointBase Inc.	-	5,165
	$9,817	$14,603

On March 18, 2002, the Company announced it's intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the Johannesburg Stock Exchange, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At July 31, 2003, the Company owned approximately 43,568,000 or 38.5% of Idion's outstanding common shares acquired at a cost of $9,817,000. The ownership of 1,119,000 shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the disputed shares to the broker for the original consideration of approximately $312,000. The cost of these shares had previously been included in the investment on the Company's balance sheet.

The investment in Idion has been accounted for at cost, as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

On July 31, 2003, shares of Idion were trading at approximately Cdn. $0.34 per share, which would indicate a market value of $15,002,000 for the Company's investment at that date.

PointBase has had a history of operating losses and has little prospect of short-term profitability. In June of 2002, PointBase started a downsizing of their business, which continued through to the end of October 2002, with the intent of achieving break-even operations in the short-term. At the end of October 2002, it had become apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment in PointBase was written down to the estimated fair value of nil.

3. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company's recently incorporated Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following table presents certain information with respect to the reportable segments described above:
Three months ended July 31,	2003	2002
REVENUE
North American customers	$10,152	$9,370
Intersegment	957	1,317
	11,109	10,687
European customers	4,088	5,443
Elimination of intersegment revenue	(957)	(1,317)
	$14,240	$14,813

OPERATING INCOME
North America	$1,477	$233
Europe	101	180
	$1,578	$413

AMORTIZATION
North America	$1,031	$1,042
Europe	83	120
	$1,114	$1,162

CAPITAL ASSET ADDITIONS
North America	$367	$346
Europe	21	41
	$388	$387

IDENTIFIABLE ASSETS
North America	$61,059	$55,806
Europe	7,855	11,140
	68,914	66,946
Intangibles	5,850	8,536
Goodwill	3,118	3,118
	$77,882	$78,600

Six months ended July 31,	2003	2002
REVENUE
North American customers	$18,751	$18,790
Intersegment	2,177	2,533
	20,928	21,323
European customers	8,809	10,165
Elimination of intersegment revenue	(2,177)	(2,533)
	$27,560	$28,955

OPERATING INCOME
North America	$1,502	$314
Europe	865	245
	$2,367	$559

AMORTIZATION
North America	$2,048	$2,037
Europe	168	240
	$2,216	$2,277

CAPITAL ASSET ADDITIONS
North America	$484	$816
Europe	38	73
	$522	$889

Summaries of revenue, segmented according to the customers' country of residence, and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:
Three months ended July 31,	2003	2002
REVENUE
Canada	$1,400	$865
United States	7,984	7,763
United Kingdom	1,940	3,458
Germany	1,022	1,300
Other	1,894	1,427
	$14,240	$14,813

CAPITAL AND INTANGIBLE ASSETS
Canada	$9,384	$11,760
Germany	2,691	2,754
Other	666	825
	$12,741	$15,339

Six months ended July 31,	2003	2002
REVENUE
Canada	$2,886	$1,758
United States	14,133	15,459
United Kingdom	4,388	6,323
Germany	2,287	2,515
Other	3,866	2,900
	$27,560	$28,955

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